UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 05, 2005

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687 - 7000

__________________________________

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about an exequatur requested before the Supreme Court of Chile.
  A filing indicated in (1) in Spanish.

SANTIAGO, August 05, 2005

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

Properly authorized by the Board of Directors of the company and as per the section ninth and second clause of the section tenth of Law number 18,045, and as per General Regulation number 30, herein I send you a report of certain essential facts about the company.

Sincerely yours,

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

Chairman of the Board

pp. Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

Supermercados Unimarc S.A.

Pursuant to article 9 and to the second paragraph of article 10, of law number 18,045; and pursuant to General Regulation number 30, herein I inform you, certain essential fact.

On August 4th, 2005, it was held the Board of Director's meeting of the Company, Supermercados Unimarc S.A. At such meeting, the Board of Director acknowledged that the Company has been notified, together with other related corporations, of an exequatur requested before the Supreme Court of Chile. The exequatur is being requested by the State Street Bank and Trust Company. Regarding the above mentioned, the company has decided to answer the request of exequatur, pleading such request be rejected, as per the arguments and reasons therein explained.

The Exequatur request does not comply with any of the requisites by Chilean Legislation in order to be recognized as such. Furthermore, the judicial decision's content is against Chilean Public Order and National Jurisdiction, besides there was not a due process, among other allegations. For the reason stated, the judicial decision lacks legal validity.

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

Chairman of the Board

SANTIAGO, 05 de Agosto de 2005

Senor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Superintendencia de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447./

De mi consideracion:

Debidamente facultado por el Directorio de la compania y de conformidad al articulo 9 e inciso segundo del articulo 10 de la Ley 18,045, y de conformidad a lo senalado en la N.C.G. numero 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante para la sociedad.

Sin otro particular, saluda muy atentamente a usted,

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

Presidente

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad al articulo 9 e inciso segundo del articulo 10 de la Ley 18,045, y de conformidad a lo senalado en la N.C.G. numero 30, informo cierto hecho que reviste el caracter de esencial o relevante para la sociedad.

Que habiendose reunido, con fecha 4 de Agosto de 2005, el Directorio de Supermercados Unimarc S.A., tomo conocimiento de haber sido notificado de la solicitud de exequatur promovida ante la Excma. Corte Suprema, por el banco extranjero, State Street Bank and Trust Company; y ha decidido evacuar el traslado conferido. En aquel se solicita al Maximo Tribunal que la peticion sea rechazada en todas sus partes, por los argumentos contenidos en la presentacion correspondiente.

En la especie, el exequatur no cumple con ninguno de los requisitos exigidos por las disposiciones legales para ser reconocido en Chile, siendo contrario a las leyes de la Republica. Ademas, viola el orden publico y contradice la jurisdiccion nacional, al haber carecido la causa de todos los requisitos de un debido proceso, ello, entre muchas otras razones de hecho y de derecho que le restan toda validez legal.

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

PRESIDENTE DEL DIRECTORIO